EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Announces Plans for Rights Offering to Shareholders

Taipei, Taiwan, July 16, 2021 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (Nasdaq: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that it has filed a Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission for a rights offering to holders of its common shares.

The purpose of the rights offering is to raise equity capital in a cost-effective manner that gives all of the Company’s shareholders the opportunity to participate on a pro rata basis. If the rights offering is fully subscribed, the Company expects to receive gross proceeds of approximately $8.3 million before expenses. The net proceeds of the rights offering will be used for general working capital and corporate purposes.

In the rights offering, the Company will distribute, at no charge to its shareholders, non-transferable subscription rights to purchase additional common shares of the Company. The subscription rights will be issued to holders of common shares on the record date for the rights offering, which record date has not yet been determined, at a ratio of one subscription right per common share. Each subscription right will entitle the holder to invest $0.60 towards the purchase of additional common shares of the Company at a price per share equal to the subscription price. The subscription price will be equal to 90% of the lower of (1) of the volume weighted average price per common share on the Nasdaq Capital Market over the five consecutive trading days through and including the expiration date of the rights offering and (2) the closing price per common share on the Nasdaq Capital Market on the expiration date of the rights offering. This pricing formula is intended to ensure that the subscription price is at least a 10% discount to the closing price per common share on the expiration date of the rights offering.

The rights offering will include an over-subscription privilege, which will permit each rights holder that exercises its subscription rights in full the option to purchase additional common shares that remain unsubscribed at the expiration of the rights offering. The over-subscription privilege is subject to the availability and allocation of shares among holders exercising their over-subscription privilege, as further description in the rights offering documents.

The Company’s controlling shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), has informed the Company that it intends to participate in the rights offering by means of a cash investment of at least approximately $6.3 million. However, there is no guarantee or commitment that PEWC will ultimately decide to exercise any of its subscription rights.

The rights offering will not commence until the Registration Statement has been declared effective by the Securities and Exchange Commission. The record date for the distribution of the rights and the dates for both the subscription period and expiration of the rights offering will be included in the Company’s final prospectus relating to the rights offering.

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time that such Registration Statement is declared effective. A copy of the prospectus forming a part of the Registration Statement may be obtained free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting the Company at apwc@skylineccg.com. The rights will be issued to holders of the Company’s common shares as of a record date, which has yet to be determined. The Company will provide notice of the record date in the future at such time as it is determined. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation Limited is a holding company that operates our business through operating subsidiaries. We are principally engaged in the manufacture and distribution of enameled wire, power cable and telecommunications products in Singapore, Thailand, Australia, the People’s Republic of China and other markets in the Asia Pacific region. We are also engaged in the distribution of certain wire and cable products manufactured by our controlling shareholder, PEWC, and third parties. We also provide project engineering services in supply, delivery and installation of power cable. Our major customers include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com